15 October 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 430,000 Reed Elsevier PLC ordinary shares at a price of 608.3928p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 47,296,639 ordinary shares in treasury, and has 1,208,590,450 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 250,000 Reed Elsevier NV ordinary shares at a price of €10.4704 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 30,276,587 ordinary shares in treasury, and has 694,830,633 ordinary shares in issue (excluding treasury shares).